Exhibit 99.1

Veris Gold Corp. announces amendment to 683 Capital Partners' loan

Toronto Stock Exchange: VG

VANCOUVER, Jan. 31, 2014 /CNW/ - January 31, 2014 - Veris Gold Corp. ("Veris" or the "Company") (TSX: VG) (OTCQB: YNGFF) (Frankfurt Xetra Exchange: NG6A) announced today that it has entered into an agreement with 683 Capital Partners, LP ("683 Capital") to extend the maturity date of the 683 Note (as defined below) to January 12, 2014 and to amend the exercise price of the 683 Warrants (as defined below) from US$1.80 to US$0.50, subject to the approval of the Toronto Stock Exchange. No other provisions of the 683 Note or 683 Warrants will be amended and insiders of the Company hold none of the 683 Warrants directly or indirectly. The amendment to the exercise price of the 683 Warrants will be effective as of ten trading days from the date of this release.

On April 12, 2013 the Company entered into a promissory note with 683 Capital with a principal amount of US$10,000,000 (the "683 Note"), an interest rate of 9% and a maturity date of December 12, 2013. In connection with the 683 Note, the Company also issued to 683 Capital 3,400,000 common share purchase warrants (the "First 683 Warrants") with an exercise price of US$1.80 and an expiry date of April 12, 2018. On May 15, 2013, the Company amended the terms of the 683 Note and in connection with said amendment, on July 5, 2013 the Company issued an additional 500,000 common share purchase warrants (the "Second 683 Warrants", together with the First 683 Warrants, the "683 Warrants") to 683 Capital with an exercise price of US$1.80 and an expiry date of July 5, 2018.

About Veris Gold Corp.

Veris Gold Corp. is a growing mid-tier North American gold producer in the business of developing and operating gold mines in geo-politically stable jurisdictions. The Company's primary assets are the permitted and operating Jerritt Canyon processing plant and gold mines located 50 miles north of Elko, Nevada, USA.  The Company's primary focus is on the re-development of the Jerritt Canyon mining and processing plant.  The Company also holds a portfolio of precious metals properties in British Columbia and the Yukon Territory, Canada, including the Ketza River Property.

On behalf of
"VERIS GOLD CORP."

François Marland
President and CEO

To be added to the Veris Gold e-mail list please sign up at www.verisgold.com.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   All material information may be accessed at www.sedar.com.

Forward-Looking Statements This press release contains "forward-looking statements" and "forward looking information" within the meaning of applicable securities laws. All statements, other than statements of historical fact, including without limitation, statements relating to plans for or intentions with respect to the offering of Securities and the Company's use of proceeds from the sale of the Units and Flow-Through Units are forward-looking statements. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include among other things the following: the Company's ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the Company; the need to satisfy regulatory and legal requirements with respect to any offerings; gold price volatility; discrepancies between actual and estimated production and mineral reserves and resources; the speculative nature of gold exploration; mining operational and development risk; and regulatory risks. See our Annual Information Form for additional information on risks, uncertainties and other related factors. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

SOURCE: Veris Gold Corp.

%CIK: 0001286799

For further information:

Veris Gold Corp.
Joanne C. Jobin
VP, Investor Relations
T:   (647) 964-0292
NA Toll Free: 1-855-688-9427
E:   jjobin@verisgold.com
W:  verisgold.com

Veris Gold Corp.
Nicole Sanches
Investor Relations Manager
T:  (604) 688-9427 ext 224
NA Toll Free: 1-855-688-9427
E:  nicole@verisgold.com
W: verisgold.com

CO: Veris Gold Corp.

CNW 20:00e 31-JAN-14